SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                               Date: May 11, 2004



                               Given Imaging Ltd.
                ------------------------------------------------
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

                                EXPLANATORY NOTE


     On May 11, 2004, Given Imaging Ltd. issued a press release entitled "Given Imaging Announces Strategic Marketing and Sales Alliance with Ethicon Endo-Surgery, Inc. for New M2A Esophageal Capsule." A copy of this press release is attached to this report as Exhibit 1.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               GIVEN IMAGING LTD.


Date:    May 11, 2004          By:        /s/ Zvi Ben David
                                    --------------------------------------------
                                     Name:     Zvi Ben David
                                     Title:    Vice President and
                                               Chief Financial Officer

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

1 Press release dated May 11, 2004, entitled "Given Imaging Announces Strategic Marketing and Sales Alliance with Ethicon Endo-Surgery, Inc. for New M2A Esophageal Capsule."